Listed on the Toronto Stock Exchange:CBD

News Release 03-08

May 29, 2003

Cumberland Resources Ltd.

#950 – 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

CUMBERLAND ANNOUNCES INCREASE IN OPEN PIT POTENTIAL AT MEADOWBANK

CUMBERLAND RESOURCES LTD. (CBD-TSX) announces that ongoing open pit mining stud ies by international engineering firm AMEC on the Vault resource model* (see news release NR03-04) h ave expanded the potential pit resource and potentially eliminated or deferred the need for underground mining at the Vault deposit, one of five gold deposits at the Company’s 100% owned Meadowbank gold project, located 70 kilometres north of Baker Lake, Nunavut.

A preliminary assessment** of the project was completed in early 2002. The study indicated the five gold deposits comprising the Meadowbank project could support a production rate of approximately 250,000 ounces per year at an estimated cash cost of US$168 per ounce over an eight year mine life, with 85% of production from open pit designs including a shallow open pit at the Vault deposit.  A component of the remaining 15% of production was scheduled from underground mine designs at the Vault deposit.

A feasibility study on the Meadowbank project was initiated in October 2002. The feasibility study will now consider the option of operating the Meadowbank project solely on an open pit basis for 10 years, potentially eliminating or deferring the capital and higher cost associated with underground mining.

Vault Preliminary Open Pit Designs

The r evised preliminary open pit designs at the Vault deposit were developed using the same operating cost estimates used in the preliminary assessment** together with results from 2002 geotechnical drill programs, improved metallurgical recoveries (see news release NR02-21) and enhanced resources* (see news release NR03-04) resulting from 2002 definition drill programs.  Drilling to improve resource definition continues at the Vault deposit with over 86 new holes completed in the past 60 days.  Results will be announced shortly.

Vault Revised Preliminary Pit Designs – May 2003 (US$325/oz)

Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	4,100,000	3.59	473, 000
Inferred	3,100,000	3.63	362 , 000

Note: Revised preliminary designs do not include provision for mining dilution and generate a waste to ore strip ratio of 9:1. Mineral resources which are not reserves do not have demonstrated economic viability. A cut-off grade of 1.85 g/t was used.

News Release 03-08

Page Two

These results compare very favorably to previous preliminary pit designs reported in the preliminary assessment from early 2002:

Vault Preliminary Pit Designs – January 2002 (US$325/oz)

Category	Tonnes	Grade (g/t)	Ounces Gold
Inferred	1,659,000	3.74	138,000

Note: Preliminary pit designs include provisions for anticipated mining dilution and generate a strip ratio of 5.6:1

The preliminary assessment also included an underground component at the Vault deposit comprising 1,271,000 tonnes of inferred resource grading 5.32 g/t (217,000 ounces).

Meadowbank Gold Project

Mining studies are part of Cumberland’s $10.5 million 2003 program at Meadowbank, which includes ongoing feasibility level engineering, drilling programs and environmental impact studies.

Meadowbank is host to the third largest undeveloped gold resource in Canada with six closely spaced, near surface, gold deposits totaling:

Meadowbank Project  -  Resources (Q1/2003)***

Measured and Indicated	12,309,000 t grading 5.00 g/t	1, 979 , 000 oz. gold
Inferred	9,290,000 t grading 4.20 g/t	1, 255 , 000 oz. gold

Cumberland is well financed with approximately $17 million in its treasury.  Cumberland holds interests in two of the largest undeveloped gold projects in Canada:  the Meadowbank (100%) and Meliadine West (22% carried) projects in Nunavut.  The Company is also exploring for diamonds at the Meliadine East (50%) project in Nunavut.

CUMBERLAND RESOURCES LTD.

__________________________________

“Kerry M. Curtis, B.Sc., P.Geo.”

President and CEO

For further information contact:

Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

* Vault resource model:  James McCrea, P.Geo., Manager, Mineral Resources is Cumberland's Qualified Person for the resource modeling.   Resource classification conforms to CIM Standards on Mineral Resources and Reserves (August 2000).

* * Cautionary Note:  The preliminary assessment completed in January 2002 is preliminary in nature, included inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment included approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company issued a Technical Report which is available at www.sedar.com for review.

***First quarter 2003 resource estimates and classification are in accordance with National Instrument 43-101 and conform to CIM Standards on Mineral Resources and Reserves (August 2000).

Certain statements in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation’s Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.